Wyndham Hotels & Resorts, Inc.

22 Sylvan Way

Parsippany, New Jersey 07054

May 7, 2018

VIA EDGAR

Sonia Gupta Barros

Assistant Director — Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Wyndham Hotels & Resorts, Inc.
Registration Statement on Form 10
File No. 001-38432

Dear Ms. Barros:

Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statement (as amended to date, the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on May 9, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Nagler and that such effectiveness also be confirmed in writing.

Very truly yours,

WYNDHAM HOTELS & RESORTS, INC.

By:	/s/ David B. Wyshner
Name:	David B. Wyshner
Title:	Chief Financial Officer

cc: Kirkland & Ellis LLP

Christian O. Nagler

Marsha Mogilevich